
May 22, 2023

Yoici Ochiai
Chief Executive Officer
Pixie Dust Technologies, Inc.
2-20-5 Kanda Misaki-cho, Chiyoda-ku
Tokyo, 101-0061, Japan

>   **Re: Pixie Dust Technologies, Inc.**
>   **Amendment No. 1 to Draft Registration Statement on Form S-1**
>   **Submitted May 3, 2023**
>   **CIK No. 0001962845**

Dear Yoici Ochiai:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

<u>Amendment No. 1 to Draft Registration Statement submitted May 3, 2023</u>

<u>Prospectus Summary</u>
<u>Business Overview, page 1</u>

1.   We note your revised disclosure in response to comment 5 and reissue the comment in part. Please revise the summary to provide additional explanations of "mechanobiology" and "metamaterials" to further clarify these terms.

<u>Use of Proceeds, page 54</u>

2.   We note your response to prior comment 7 and reissue the comment. Please revise the disclosure to indicate the priorities for the uses of proceeds and provide for estimates for each of the intended uses. To the extent you are using the proceeds to support the development and commercialization of your technologies and products, indicate how far you expect the proceeds to progress each of the products under development, and the approximate amounts intended to be used for each such purpose. See Item 504 of Regulation S-K.

<u>Management's Discussion and Analysis of Financial Condition and Results of Operations</u>
<u>Comparison of the six months ended October 31, 2021 and 2022, page 68</u>

3.   Please revise your discussion to provide more insight and analysis into your period-over-period changes in revenue, including significant events that impacted the timing of revenue recognition. For example, discuss the concentration of sales activity that occurred in October and the reason for it, as referred to in prior comment 29, the launch of new products "iwasemi" and "SonoRepro," including relevant launch dates, etc.

<u>Business, page 78</u>

4.   We note your revisions in response to our prior comment 12 and reissue in part. Please revise your disclosure to as follows:
   • We note your disclosure that you have been collaborating with Shionogi to "develop and commercialize kikippa" and that "[t]he intellectual property resulting from the collaboration is jointly owned by us and Shionogi, except in cases where the relevant technologies are independently developed by either party." We also note your statement on page 87 that "As most of the patents related to kikippa will be jointly owned between us and Shionogi, if we implement the patents by ourselves, we may do so without consent from Shionogi, but we will be required to pay them a customary license fee." Please provide more detail regarding the rights and obligations you and Shionogi agreed to with regard to developing kikippa and the intellectual property rights, including the terms of the license fee and any royalty fees.
   • We note that you entered into a royalty agreement with Sumitomo Pharma on March 29, 2023, in which you will pay Sumitomo Pharma a nominal fixed royalty rate based

on the total amount of net revenue of the product, net revenue for installment of the services and net revenue of monthly service related to the product. Please revise to more specifically disclose the royalty rate you are obligated to pay within a ten percent range. Please revise to further clarify the material terms of your joint ownership agreement with Sumitomo Pharma Co. for VUEVO, including the customary terms regarding additional research and development activities and their right to collaborate with you on certain matters to be agreed in the future.

- We note that you have entered into royalty and exclusive manufacturing rights agreements with Itoki with regard to your iwasemi product. Please revise to disclose the terms of the license fee, including any upfront fees paid and the aggregate amount of any license fees paid to date.

We also note your response that these contracts are the within the course of its business consistent with Regulation S-K, Item 601(b)(10), and we respectfully disagree. Please file the above agreements as exhibits to your registration statement.

5. We note your revisions in response to our prior comment 13 and reissue the comment as follows:
    - Please revise to disclose the types of products and companies with whom your iwasemi product competes.
    - As the kikippa product "functions as a desk-top speaker" according to your disclosure on page 83, it is unclear on what basis you have determined that it is "a novel device" that "faces competition from various providers of devices and products for stimulation of the brain, including intellectual games such as Soduku." Please revise to clarify.
    - Given the early stage of your company, the stated use of your product compared to that of the named competitors, and the lack of established sales, it is unclear on what basis you determined that the VUEVO voice recognition device will compete with Amazon's Echo, Google's Home and Google Assistant, Apple's Siri, or that VUEVO glasses will compete with Google Glasses, Microsoft's HoloLens or Meta's AR glasses.
    - With respect to iwasemi, clarify the significance of being the first acoustic metamaterial for home and office. For example, clarify whether there are acoustic metamaterials on the market for other applications that are impractical for these uses.

Please revise the market and competition sections for your products to provide this information for the Japanese market, which is the location where you state you intend to market them for the foreseeable future, rather than global market figures. We note, for example, you cite the global market figures for iwasemi.

SonoRepro, page 81

6.   We note the revised disclosure in response to comment 14 and reissue the comment in part. Please revise the heading and substance of the "Healthcare and Diversity" section on page 80 in light of how you intend to market your products. To the extent you continue to cite studies related to potential uses of your products that could be deemed medical treatments or render your products medical devices, revise those studies to clarify if they involved your products specifically, or were general studies related to technology of the same type. Clarify to what extent and how you believe the studies relate to the performance of your products, if at all, or otherwise clarify the relationship of the studies to your products. For example, for SonoRepro, clarify whether the ultrasound in the study on page 81 is the same strength and mode of delivery as the ultrasound of your device. Clarify how the study results themselves were significant, as the results were not significant except in one category. Clarify how the p value was measured, as the definition appears subject to judgment. Please make similar revisions with respect to each product for which you cite a study, not limited to SonoRepro and kikppa.

Collaboration and Commercialization, page 82

7.   We note your response to comment 18. Please revise your summary to clarify your plans with respect to marketing your products only within Japan for the foreseeable future.

kikippa
Market and Competition, page 85

8.   Please revise to provide your basis to support the statement that kikippa may be used in conjunction with medication on cognitive impairment as part of an individual's overall care strategy. We note your disclosure that you are not aware of any such recommended use by medical practitioners.

VUEVO, page 87

9.   We note your response to our prior comment 19 and revised graphic. Please further revise the caption to the graphic "Illustration of visual display designed for VUEVO glasses" to further explain what the photograph represents or consider removing the graphic. We note, for example, that no one in the photo is wearing the glasses. In addition, please clarify if the pictured prototype of the VUEVO glasses is a working prototype or a representation of what you want the final product to look like.

<u>iwasemi, page 90</u>

10.   We note your revisions in response to comment 20 and reissue in part. Please clarify what research you performed to develop your metamaterials for soundproofing, including product development testing, and disclose any product testing for your material's soundproofing abilities as compared to traditional sound proofing materials. For the anecdotal information provided regarding the installations of your products, please revise to balance the disclosure with information regarding sound reduction that would be expected using a traditional soundproofing materials available for similar applications.

<u>Intellectual Property, page 95</u>

11.   We note your revisions in response to comment 22 and reissue in part. Please further revise this section to separately disclose for each material patent or patent application (including your licensed patents), whether the patents are owned or licensed, the type of patent protection, the expiration dates, and applicable jurisdictions. Consider providing this disclosure in a tabular format to increase investor understanding of your intellectual property rights.

<u>Compensation of our Directors and Corporate Auditor, page 108</u>

12.   We note your response to comment 24 and reissue the comment. Please provide the compensation information on an individual basis as required by Item 6.B of Form 20-F or tell us why individualized information is not required.

    You may contact Michael Fay at 202-551-3812 or Al Pavot at 202-551-3738 if you have questions regarding comments on the financial statements and related matters. Please contact Jordan Nimitz at 202-551-5831 or Abby Adams at 202-551-6902 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Industrial Applications and
Services

cc: Barbara A. Jones, Esq.